U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     ENCORE COMPUTER CORPORATION
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     Full Name of Registrant (Former Name if Applicable)

     6901 WEST SUNRISE BOULEVARD
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     Address of Principal Executive Office (Street and Number)

     FORT LAUDERDALE, FLORIDA 33313
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On November 24, 1997, pursuant to an Asset Purchase Agreement dated as of
July 17, 1997 (the "Agreement"), the Company sold substantially all of the assets associated with its storage product business to Sun Microsystems, Inc. (the "Sun Transaction"). Following the Sun Transaction, Encore's only active business was its real-time business. As detailed in Encore's proxy statement to shareholders dated October 31, 1997, its Board of Directors would consider three options for Encore. On January 21, 1998 the Company's Board of Directors completed its review of the options for the future of the company and concluded that; (i) it could not justify the initial and ongoing investment needed to be successful in developing software for clustering various types of computer hardware using Microsoft's Windows NT\registermark\, (ii) it would continue, and attempt to grow the company's Real-Time business through increased investments in development of its core Real-time UNIX and Real-Time Windows NT products, and (iii) engage an investment banking firm to explore strategic options with respect to the Real-Time business.

On March 24, 1998 the Company signed a letter of intent with Gores Technology Group to sell the assets of the Company's Real-Time business for approximately $5.5 million, subject to satisfactory completion of due diligence by Gores, execution of a definitive asset purchase agreement and Encore shareholder approval.

Because of the significant impact of these transactions on a substantially reduced organization, timing of the effort required to support transition and especially due diligence activities and the proximity of the date of the transaction with the filing date of the Form 10-K, the Company requires additional time to prepare its 1997 Form 10-K report.

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


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


      Linda J. Matthews                      954                  316-4421
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           ENCORE COMPUTER CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1998                      By: /s/ KENNETH G. FISHER
    --------------------------               ----------------------------------
                                         Name: Kenneteh G. Fisher,
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                                         Title: Chairman of the Board
                                               --------------------------------
                                                Chief Executive Officer
                                               --------------------------------


Date: April 1, 1998                      By: /s/ LINDA J. MATTHEWS
    --------------------------               ----------------------------------
                                         Name: Linda J. Matthews
                                              ---------------------------------
                                         Title: Corporate Controller
                                               --------------------------------
                                                Chief Accounting Officer
                                               --------------------------------

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

                          ENCORE COMPUTER CORPORATION
                   Attachment per Instructions to Part IV(3)

Net sales for 1997 were $29,486,000 compared to net sales for 1996 of $47,627,000. 1997 equipment sales decreased 49% to $14,163,000 when compared to $27,600,000 in 1996. Service revenues for 1997 and 1996 were $15,323,000 and
$20,027,000, respectively.

Equipment sales as a percentage of total net sales in 1997 and 1996 were 48% and 58%, respectively. The decrease in 1997 is primarily due to; (i) the inability of the Company to penetrate the storage marketplace through its direct and distributor sales channels, (ii) concerns of potential customers over the financial viability of the company and (iii) certain of the Company's traditional real-time products having reached the end of their product life cycle. Additionally, management believes the announcement of the Asset Purchase Agreement with Sun on July 17, 1997, adversely affected Storage Product sales for the balance of 1997.

The net operating loss for 1997 was $76,054,000 compared to a loss of $67,218,000 reported in 1996. Cost of equipment sales exceeded sales by $7,374,000 and $8,186,000 or (52%), and (30%) of net sales, respectively, in
1997 and 1996. In 1997, equipment cost of sales included $810,000 of valuation reserves for real-time product. 1996 cost of sales included $9,932,000 (36% of equipment sales) in additional valuation reserves on Storage Product inventory. Equipment gross margins were negatively impacted in 1997 and 1996 due to the discounting of Storage Products in order to penetrate the marketplace and establish reference accounts.

In the fourth quarter of 1997, in conjunction with the Sun transaction and subsequent reorganization, the Company recorded a termination charge of $17,085,000 related to; (i) severance and benefit pay of $5,883,000 as a result of a 542 person reduction in workforce; (ii) $4,562,000 of retention payments,
(iii) $1,000,000 of incentive bonuses to certain key employees, (iv) $3,390,000 relating to the termination of European facility and automobile leases, and $350,000 relating to a domestic equipment lease, (v) $500,000 for leasehold improvements, (vi) $1,150,000 in estimated legal and other fees associated with Sun Transaction, and (vii) $250,000 accrued for legal fees in connection with the shareholders pending legal action.

The increase in total assets of $3,069,000 reflects the results of the Sun Transaction. A net increase in cash and accounts receivable of $50,473,000 are partially offset by decreases in inventory, property and equipment and other assets.

The Company reported a gain on the sale of assets resulting from the Sun transaction of $154,890,000 in the fourth quarter.

                                                For the years ended December 31,
                                                             Actual
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                                                    (UNAUDITED)
(IN THOusANDS EXCEPT PER SHARE DATA)                   1997          1996

Net sales                                             29,486       $ 47,627
Operating loss                                       (76,054)       (67,218)
Gain on Sun Transaction                              154,890
Net Profit (loss) per share                             0.99          (2.61)
Shareholders equity/
(capital deficiency)                                  15,828        (34,010)

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